YM BioSciences Inc.
Letter to Shareholders
Fiscal 2010 Second Quarter, ended December 31st, 2009
Dear Shareholders,

After rigorous evaluation of numerous global in-licensing opportunities, we proposed to merge Cytopia Limited., a clinical-stage, Melbourne-based drug development company, into YM, during the second quarter. Cytopia’s products are an ideal complement to our current portfolio. Subsequent to quarter-end, the merger was approved by Cytopia shareholders both by number of shares and number of shareholders and the arrangement was finalized on January 29th 2010.

On behalf of the Board of Directors, I would like to welcome the Cytopia shareholders. This merger provides all shareholders with both risk mitigation and a much enhanced prospect for success through the opportunity to link Cytopia’s earlier stage products to our well-advanced development of nimotuzumab both directly and through our extensive network of international licensees. Cytopia’s products deepen YM’s portfolio of drugs while our clinical expertise as well as proximity to the North American capital markets will help enable these products to realize their full potential. Our US listing is another key advantage for all shareholders as the US is the world's most important capital market for companies in this industry. We also welcome the appointment of the Chairman of Cytopia, Mr. Bob Watson, to the Board of YM. Mr. Andrew Macdonald, CEO of Cytopia, will continue to be responsible for all elements of the combined company in Australia.

Our US presence is especially relevant given that, subsequent to quarter end, the FDA advised YM that we may now enroll patients at US clinical sites into two ongoing randomized, double-blind Phase II trials of our lead product, nimotuzumab. The first of the two trials is in non-small-cell lung cancer (NSCLC) patients who are ineligible for curative treatment and being treated palliatively. This is an important and underserved patient population. The second of the two trials is in patients with brain metastases from NSCLC. This development is a significant milestone in our US development program allowing US patients the opportunity to be treated with nimotuzumab, benefitting from its benign side-effect profile compared to other currently marketed EGFR-targeting agents, and a broader group of US oncologists to gain experience with the drug. Both indications are severe, unmet medical needs.

Nimotuzumab continues to demonstrate efficacy in trials throughout the world. During the quarter, we reported positive 48-month survival data for nimotuzumab at the American Society for Therapeutic Radiology and Oncology (ASTRO) 2009 Annual Meeting in Chicago, IL. The trial was a randomized, four-arm study treating patients with inoperable, locoregionally-advanced, stage III/IVa head and neck cancer with radiation alone, chemoradiation alone, or radiation or chemoradiation in combination with nimotuzumab. Additional results from a Phase III study in children with glioma demonstrating that children and adolescents with this inoperable cancer were able to stay at home or attend school while undergoing treatment with nimotuzumab, were presented at the 2009 International Society of Paediatric Oncology (SIOP) in Sao Paulo, Brazil. We believe it is important for shareholders to recall that nimotuzumab has been approved in 23 countries worldwide and has now been reportedly administered to over 9,000 patients. Any reports of the advanced toxicities common in the marketed EGFR-targeting antibodies have been extremely rare notwithstanding the rapid increase in patient numbers reported in 2009.

Development also continued during the quarter for preclinical and clinical-stage drugs in the Cytopia portfolio. Enrollment commenced for a Phase I/II trial evaluating CYT387, a potent, orally-administered JAK1/JAK2 inhibitor that is currently being conducted at Mayo Clinic in Rochester, MN. Preclinical results for CYT997 were presented in a poster by Cytopia Limited at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference in Boston, MA. The results demonstrated that when administered metronomically (in frequent, low doses), CYT997 is able to produce potent vascular disrupting effects in tumors (colon adenocarcinoma xenograft model), and in combination with cisplatin dosed weekly leads to enhanced antitumor effects compared to cisplatin alone. Both CYT387 and CYT997 hold the prospect of surfacing considerable value for shareholders as they are further developed. Clinical data from both drugs is expected during 2010 and positive results from the current trials would confirm their prospective value. Both of these drugs acts on targets that have been demonstrated to be of high interest to the pharmaceutical industry and both enjoy financial benchmarks from recent licensing agreements between development companies and pharmaceutical companies indicative of the appetite for and interest value of a successful drug in the class.

The combination of YM and Cytopia is completely aligned with the YM business model to develop a diverse portfolio of products, partnering where possible to share expenses and risk, and to continuously renew our pipeline through acquisitions of promising new drug candidates invented by others. On behalf of the Board of Directors, I would like to thank the shareholders on their continuing support of YM and I look forward to updating you on our progress next quarter.

Sincerely,

David G.P. Allan

Chairman and CEO

YM BioSciences Inc.

Date: February 8, 2010